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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       MEDIUM4.COM, INC. (Name of Issuer)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58500L 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ALAN CHARLES MARGERISON
                        INTER ASSET JAPAN LBO NO. 1 FUND
                         35F ATAGO GREENHILLS MORI TOWER
                             2-5-1 ATAGO, MINATO-KU
                              TOKYO 105-6235 JAPAN
                                81 (3) 5776-0880
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58500L 10 6
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     INTER ASSET JAPAN LBO NO. 1 FUND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]

     (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
________________________________________________________________________________
               7    SOLE VOTING POWER
                                                25,638,570
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                25,638,570
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   25,638,570
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58500L 10 6
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PBAA FUND LTD.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]

     (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER
                                                4,009,800
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                4,009,800
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,009,800
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IV
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58500L 10 6
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TERRA FIRMA FUND LTD.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]

     (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER
                                                13,100,000
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                                                13,100,000
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   13,100,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IV
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

    This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Medium4.com, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1220 Collins Avenue, Suite 100, Miami Beach, Florida 33139.

ITEM 2.      IDENTITY AND BACKGROUND

     This statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") by (a) Inter Asset Japan LBO No. 1 Fund, a Japanese limited partnership ("IAJ"); (b) PBAA Fund Ltd., a an open ended limited liability investment company incorporated in the British Virgin Islands as a "Private Fund" ("PBAA"); and (c) Terra Firma Fund Ltd. an open ended limited liability investment company incorporated in the British Virgin Islands as a "Private Fund" ("Terra Firma") (each a "Reporting Person" and collectively the "Reporting Persons"). Each of the Reporting Persons is an institutional investor.

    Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

    The sole general partner of IAJ is Inter Asset Japan KK (Kabushiki Gaisha), a Japanese limited liability company (the "IAJ General Partner"). The IAJ General Partner is a venture capital company. The person in control of the IAJ General Partner is Alan Charles Margerison, a citizen of the United Kingdom. The principal occupation of Margerison is serving as president of the IAJ General Partner.

    The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Hiroki Isobe ("Isobe"), a citizen of Japan, holds all of the 100 issued common shares. The redeemable preference shares are held by private investors of the Fund.

    The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Isobe holds all of the 100 issued common shares. The redeemable preference shares are held by private investors of the Fund.

    The control of the investment portfolio of each of PBAA and Terra Firma is by the respective investment manager of each of those funds. The ultimate control of the investment manager is Isobe, a citizen of Japan. The principal occupation of Isobe is serving as financial advisor to IAJ, PBAA, Terra Firma and other international investment funds.

    The principal business address of the Reporting Persons and Margerison and Isobe is 35F Atago Greenhills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan.

    During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the general partner of any of the Reporting Persons nor Mr. Margerison nor Hiroki Isobe, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of such persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Effective September 30, 2002, IAJ converted (the "Conversion") 1,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Preferred Shares") for 20,000,000 shares of the Issuer's Common Stock (the "Conversion Shares"). IAJ had acquired the Preferred Shares from the Issuer on October 30, 2001 in a private transaction for an aggregate consideration of $1,000,000. The source of funds used for the purchase of the Series A Convertible Preferred Stock was the working capital of IAJ. No additional consideration was due from or paid by IAJ for the exercise of its right to convert the Preferred Shares to the Conversion Shares.

    Concurrently with the Conversion, IAJ acquired the right, title and interest of David Badner ("Badner"), a private investor in and consultant to the Issuer, in a Convertible Promissory Note of the Issuer (the "Badner Promissory Note") dated May 30, 2002 in the principal amount of $563,857. The outstanding principal amount of the Badner Promissory Note is presently convertible into shares of the Common Stock of the Issuer at a conversion price of $.10 per share, or an aggregate of 5,638,570 shares. The source of funds used for the purchase of the Badner Promissory Note was the working capital of IAJ.

    In November of 2001, PBAA acquired an aggregate of 12,500,000 shares of Common Stock from Badner and an entity affiliated with Badner, for an aggregate consideration of $700,000. The source of funds used for the purchase of such shares was the working capital of PBAA.

    The number of shares of Common Stock of the Issuer outstanding as of September 30, 2002 was 49,797,556, based upon information provided by the Issuer. Together with shares of Common Stock owned by PBAA and Terra Firma, IAJ beneficially owns 37,109,800 shares of Common Stock in the aggregate, or approximately 74.52% of the outstanding Common Stock. Should IAJ choose to convert the $563,857 in currently outstanding principal of the Badner Promissory Note at the conversion price of $.10 per share, for an aggregate of 5,638,570 shares of Common Stock, IAJ and its affiliates would in the aggregate beneficially own 42,748,370 shares of Common Stock, or approximately 77.11%% of the outstanding Common Stock.

ITEM 4.      PURPOSE OF TRANSACTION

    IAJ acquired the Conversion Shares and the Badner Promissory Note as part of a series of related transactions culminating on September 30, 2002 with separate agreements with Badner and Mr. Jonathan Braun ("Braun"), President and Chief Executive Officer of the Issuer. As a result of the agreements, IAJ and its affiliates have attained a majority stock ownership position in the Issuer's Common Stock and Braun has resigned as a director of the Issuer. It is expected that Margerison, president of the IAJ General Partner, or another person nominated by IAJ shortly will be elected to the Issuer's Board of Directors. Mr. Braun will resign as President and CEO, and all other executive capacities of the Issuer effective with the filing of the issuer Form 10-Q for the quarter ended September 30, 2002. It is anticipated that Margerison or another person nominated by IAJ will be elected to those positions effective upon Braun's resignation. Badner has terminated his existing consulting agreement with the Issuer as well.

Agreement with David Badner

    In the Agreement and Assignment dated as of September 25, 2002 by and among Badner, IAJ and the Issuer (the "Badner Settlement Agreement"), Badner assigned to IAJ all of his right, title and interest in the Mezzanine Financing Loan Agreement dated May 31, 2002 by and between the Issuer and Badner (the "Badner Loan Agreement"), pursuant to which the Issuer issued the related Badner Promissory Note. Pursuant to the Badner Loan Agreement, Badner, in his sole discretion, loaned funds to the Issuer for working capital purposes and advanced funds to professionals and consultants rendering services to the Issuer. Funds loaned and advanced pursuant to the Badner Loan Agreement and the Badner Promissory Note bear interest at 10% per annum, and the aggregate principal amount of all such funds and advances, together with accrued interest thereon, is due and payable within five days after written demand of the holder. Such funds are also required to be prepaid, without written demand, from the proceeds of any and all issuances of the securities of the Issuer and any and all future debt financings of the Issuer. The principal amount of funds loaned and advanced pursuant to the Badner Loan Agreement and the Badner Promissory Note are convertible into shares of the Common Stock of the Issuer at a conversion price of $.10 per share.

    As of September 30, 2002, the principal balance of the Badner Promissory Note was $563,857, none of which had been had been converted into shares of the Issuer's Common Stock pursuant to the Badner Promissory Note. The cash purchase price paid by IAJ to Badner for the assignment of the Badner Loan Agreement and the Badner Promissory Note is $563,857 ("Purchase Price"), essentially equivalent to the outstanding principal amount of the Badner Promissory Note.

The Purchase Price is payable in two installments, $400,000 on or before September 30, 2002, and the balance of $163,857.32 payable on December 31, 2002. Badner agreed to indemnify the Issuer and IAJ to the extent of bona fide claims by commercial creditors of the Issuer not disclosed on schedules to the Badner Settlement Agreement. The obligations apply only with respect to claims made by the Issuer or IAJ before September 30, 2003.

    Also pursuant to the Badner Settlement Agreement, the Issuer and Badner terminated the Consulting Agreement dated as of December 1, 2001, pursuant to which Badner provided consulting services to the Issuer at a rate of $15,000 per month. Effective and contingent upon the payment in full of the Purchase Price, Badner also generally released the Issuer and IAJ and their affiliates from all liabilities, other than payment obligations arising under the Badner Settlement Agreement. Badner and the Issuer agreed to cooperate with each other in regard to the Issuer's American Stock Exchange listing and to develop the business of the Issuer and enhance the value of the Issuer. In consideration of such cooperation, IAJ agreed to transfer or cause to be transferred to Badner 2 million shares of the Issuer's Common Stock and to effective a registration of such shares with the SEC.

Agreement with Jonathan Braun

    Effective as of September 25, 2002, IAJ, the Issuer and Braun executed a Release and Indemnity Agreement (the "Braun Agreement"), pursuant to which Braun has resigned as a director of the Issuer, and will resign as President and CEO, and all other executive capacities of the Issuer effective with the filing of the issuer Form 10-Q for the quarter ended September 30, 2002. Braun further agreed to the termination of his employment agreement with the Issuer, and to the termination of a license agreement pursuant to which Braun granted the Issuer a license to use certain domain names owned by Braun. Another license agreement between the Issuer and an affiliate of Braun also was terminated as part of these transactions. Braun also agreed to continue to assist the Issuer with certain SEC filing duties subsequent to his resignation.

    As part of the Braun Agreement, Braun and the Issuer mutually released each other from all liabilities, except for those arising from Braun's willful misconduct or bad faith in connection with the Issuer's affairs or willful false certification in respect of the Issuer's Form 10-Q filings for the quarters ending June 30 and September 30, 2002. The Issuer agreed to indemnify and hold Braun harmless from and against any and all expenses, obligations, damages and liabilities, including reasonable attorney's fees and expenses he incurs in connection with any actions approved by the Board of Directors of the Issuer taken by Braun in the course of his employment or other actions reasonably within the scope of Braun's authority as director and an executive officer of the Issuer, but such indemnity does not apply to any matters, acts or omissions constituting willful misconduct or bad faith on the part of Braun with respect to the Issuer's affairs.

    No compensation was paid to Braun or any affiliate of Braun in consideration for his execution of the Braun Agreement, the performance of any of the provisions thereunder, or the termination of Braun's employment agreement or the license agreements with the Issuer.

Future Activities

    IAJ and the other Reporting Persons may acquire additional shares of Common Stock of the Issuer as they deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, they may dispose of some or all of their shares of the Issuer's Common Stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5.      INTEREST OF SECURITIES OF THE ISSUER

IAJ

    (a) The number of shares of Common Stock of the Issuer outstanding as of September 30, 2002 was 49,797,556, based upon information provided by the Issuer. As of such date, IAJ beneficially owned 20,000,000 shares of Common Stock, representing approximately 40.16% of the outstanding Common Stock. Should IAJ choose to convert the $563,857 in currently outstanding principal of the Badner Promissory Note at the conversion price of $.10 per share, for an aggregate of 5,638,570 shares of Common Stock, it would own 25,638,570 shares of Common Stock, or approximately 46.25% of the outstanding Common Stock.

    (b) As of September 30, 20002, IAJ had sole voting power and sole dispositive power with respect to 20,000,000 shares of Common Stock.

    (c) Other than as described in Items 3 and 4 of this statement, IAJ has not effected any transactions in the Common Stock within the 60 days prior to September 30, 2002.

PBAA

    (a) As of September 30, 2002, PBAA beneficially owned 4,009,800 shares of Common Stock, representing approximately 8.05% of the outstanding Common Stock.

    (b) As of September 30, 20002, PBAA had sole voting power and sole dispositive power with respect to 4,009,800 shares of Common Stock.

    (c) Other than as described in Items 3 and 4 of this statement, PBAA has not effected any transactions in the Common Stock within the 60 days prior to September 30, 2002.

Terra Firma

    (a) As of September 30, 2002, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 26.31% of the outstanding Common Stock.

    (b) As of September 30, 20002, Terra Firma had sole voting power and sole dispositive power with respect to 4,009,800 shares of Common Stock.

   (c) Other than as described in Items 3 and 4 of this statement, Terra Firma has not effected any transactions in the Common Stock within the 60 days prior to September 30, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS 0R RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

    (a) Agreement and Assignment dated as of September 25, 2002 by and among David Badner, Inter Asset Japan Co., Ltd. and Medium4.com, Inc.

    (b) Release and Indemnity dated as of September 25, 2002 by and among Jonathan Braun, Inter Asset Japan Co., Ltd. and Medium4.com, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 4, 2002


                        INTER ASSET JAPAN LBO NO. 1 FUND

                        By: Inter Asset Japan KK, its General Partner



                        By: /S/ ALAN CHARLES MARGERISON
                            ----------------------------------
                            Alan Charles Margerison, President



                        PBAA FUND LTD.



                        By: HIROKI ISOBE
                            ----------------------
                            Hiroki Isobe, Director



                        TERRA FIRMA FUND LTD.



                        By: HIROKI ISOBE
                            ----------------------
                            Hiroki Isobe, Director






            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)